TRIUMPH GROUP, INC.
1550 Liberty Ridge Drive, Suite 100
Wayne, Pennsylvania 19087
(610) 251-1000

January 11, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Amanda Ravitz, Esq.
Branch Chief - Legal

	Re:	Triumph Group, Inc. (the “Company”) -
Registration Statement on Form S-4 (File No. 333-163300)

Ladies and Gentlemen:

We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-4 effective as of 4:00 p.m., January 12, 2010, or as soon thereafter as practicable.

In connection with that request, the Company acknowledges: (i) that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the Registration Statement or this request to Gerald J. Guarcini of Ballard Spahr LLP at (215) 864-8625.

Sincerely,

/s/ M. David Kornblatt
M. David Kornblatt
Executive Vice-President, Chief Financial Officer and Treasurer